UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PubMatic, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74467Q103
(CUSIP Number)

August 9, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74467Q103	13G

1	NAMES OF REPORTING PERSONS
GRAHAM HOLDINGS COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,331,462

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,331,462

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,331,462

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 The percentage ownership is calculated based upon an aggregate of 41,220,547 shares of Class A common stock outstanding as of August 1, 2024, as reported in PubMatic, Inc.’s Form 10-Q filed pursuant to the Act on August 8, 2024.

Item 1.

(a)	Name of Issuer: PubMatic, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

601 Marshall Street
Redwood City, CA 94063

Item 2.

(a)	Name of Person Filing: Graham Holdings Company

(b)	Address of Principal Business Office or, if none, Residence:

1300 North 17th Street
Suite 1700
Arlington, VA 22209

(c)	Citizenship: Graham Holdings Company is incorporated in the State of Delaware.

(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 74467Q103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

The information in Item 1 and Items 5 though 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2024

Graham Holdings Company

By:	/s/ Nicole Maddrey
	Name:	Nicole Maddrey
	Title:	Senior Vice President, Secretary, General Counsel